Room 4561
Via fax (804) 327-6261

July 19, 2007

Mr. John A. Luke, Jr.
Chief Executive Officer
MeadWestvaco Corporation
11013 West Broad Sreet
Glen Allen, VA 23060

> **Re: MeadWestvaco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File no. 1-31215**

Dear Mr. Luke:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

P. Acquisitions and Disposition, page 92

1.   We note that approximately 43% of the total purchase price of Saint-Gobain Calmar was recognized as goodwill. Please describe the factors that resulted in the recognition of this goodwill and explain why a large premium was paid for the acquisition. Clarify how your accounting for this acquisition complies with paragraphs 35 through 39 and A14 of SFAS No. 141, including how fair value

was determined. In addition, your disclosure should include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill and the amount of goodwill that is expected to be deductible for tax purposes. We refer you to paragraphs 51(b) and 52(c)(1) of SFAS No. 141.

2.   We note that you allocated $168 million to "customer contracts and lists" from the Saint-Gobain Calmar acquisition. Please explain the economic factors considered and basis for the twenty-one year estimated useful life for this intangible asset. In this respect, please clarify how you determined that the acquired customer contracts will contribute to future cash flows for twenty-one years. Please provide your full analysis pursuant to paragraph 11 of SFAS No. 142.

3.   We note that you have determined the useful lives of the trademarks and tradenames acquired in the Saint-Gobain Calmar acquisition are indefinite. Please clarify how you determined that the cash flows from the trademarks acquired will contribute to cash flows indefinitely. Explain the factors you considered when determining that Saint-Gobain Calmar is "a leading global manufacturer of…plastic dispensing and spraying systems." Clarify how you evaluated the life cycles of the trademarked product(s) and the market, competitive and environmental trends of such product(s) when arriving at your conclusion.

R. Business Segment, page 96

4.   We note that approximately 42% of your revenue in fiscal year 2006 was derived from export sales and sales from locations from outside of the United States. Please tell us how you evaluated the disclosure requirement in paragraph 38 of SFAS 131 which requires you to disclose material revenues derived from external customers attributable to individual foreign countries.

Exhibit 31.1 and 31.2 Certifications

5.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, Chris White, Senior Staff Accountant at (202) 551-3461 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief